January 18, 2007

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

101 F Street North East

Washington, DC 20549

Attention:	Carmen Moncada-Terry

Dear Sirs/Mesdames:

Re: Torrent Energy Corporation. File No. 333-136514 Registration Statement on Form SB-2 Filed August 11, 2006

Torrent Energy Corporation ("Torrent") hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the consent of the Securities and Exchange Commission to withdraw the registration statement on Form SB-2 filed by Torrent with the Securities and Exchange Commission on August 11, 2006 (the "Registration Statement"). The Registration Statement is being withdrawn because Torrent has filed its registration statement on Form S-1 rather than Form SB-2.

There was no circulation of a preliminary prospectus in connection with the proposed transaction, the Registration Statement was not declared effective by the Securities and Exchange Commission, none of Torrent's securities were sold pursuant to the Registration Statement and Torrent may undertake a subsequent private offering in reliance on section 230.155(c).

Torrent requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact Larry Yen, counsel for Torrent at (604) 891-7715.

Yours truly,

TORRENT ENERGY CORPORATION

/s/ John D. Carlson

John D. Carlson

Chief Executive Officer, President and Director

2766 North Country Club Road, Tucson, Arizona, USA 85716 Tel (520) 731-8786 | Fax (520) 844-1118 www.libertystargold.com